EXHIBIT 99.1

Infobird Co., Ltd

Regains Compliance with Nasdaq Minimum Bid Price Requirement

BEIJING, Oct. 7, 2022  /PRNewswire/ – Infobird Co., Ltd (NASDAQ: IFBD) (“Infobird” or the “Company”), a leading provider of AI-powered customer engagement solutions in China, today announced that it received a notification letter (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on October 6, 2022 notifying the Company that it has regained compliance with the Nasdaq Capital Market’s minimum bid price requirement and that the matter is now closed.

On March 28, 2022,  the Company was first notified by Nasdaq of its failure to maintain a minimum closing bid price of at least $1.00 per share for 30 consecutive trading days under Nasdaq Listing Rules 5550(a)(2) and 5810(c)(3)(A), and was given 180 days, or until September 26, 2022, to regain compliance. On September 27, 2022, the Company received a 180-day extension from Nasdaq, or until March 27, 2023, to regain compliance. Effective September 9, 2022, the Company effected a 1-for-5 share consolidation.

The Notice noted that as of October 6, 2022, the Company evidenced a closing bid price of its ordinary shares at or greater than $1.00 per share from September 9, 2022 through October 5, 2022. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), and Nasdaq considers the matter closed.

About Infobird Co., Ltd

Infobird, headquartered in Beijing, China, is a software-as-a-service provider of innovative AI-powered, or artificial intelligence enabled, customer engagement solutions in China. For more information, visit Infobird’s website at www.Infobird.com.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “will, “future,” “expects,” “believes,” and “intends,” or similar expressions, are intended to identify forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events, results, conditions or performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date they are made. In evaluating such statements, investors and prospective investors should review carefully various risks and uncertainties and other matters identified in the Company’s filings with the U.S. Securities and Exchange Commission. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

SOURCE INFOBIRD